Filed pursuant to Rule 424(b)(3)
Registration No. 333-172021

PROSPECTUS SUPPLEMENT NO. 1

To Prospectus dated May 10, 2011

4,456,186 Shares

Public Offering of Common Stock

          This supplements our prospectus dated May 10, 2011, relating to our offering for sale of shares of our common stock.

          You should read this prospectus supplement with the prospectus, including any later amendments or supplements to it. This prospectus supplement is not complete without, and should only be considered in conjunction with, the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus, including any amendments or supplements to it, except to the extent that the information provided by this prospectus supplement supersedes or supplements the information contained in the prospectus.

          Investing in our common stock involved risks. Please read and consider carefully the discussion entitled "Risk Factors" beginning on Page 23 of the prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus, including any amendments or supplements to it. Any representation to the contrary is a criminal offense. The shares of common stock are not savings accounts, deposits or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

The date of this prospectus supplement is June 16, 2011.

EXPLANATORY NOTE

          Macatawa Bank Corporation has completed its offering of shares of common stock in a rights offering and is now offering shares of its common stock in a public offering. The purchase price in the rights offering was, and the purchase price in the public offering is, $2.30 per share.

          This prospectus supplement reports the results of the rights offering, provides information about the public offering, including the number of shares the Board of Directors has determined are available for purchase in the public offering and what you must do to purchase shares of common stock allocated to you in the public offering, and updates or supplements certain information in the prospectus. Please refer to our prospectus for more information about our rights offering and the public offering.

          If you wish to purchase shares in the public offering, or if you wish to purchase more shares than have been allocated to you, please contact Jon W. Swets at jswets@macatawabank.com or (616) 494-7645 to determine if additional shares are available for purchase.

RESULTS OF THE RIGHTS OFFERING

          The rights offering expired at 5:00 p.m., Eastern Time, on June 7, 2011. In the rights offering, shareholders exercising their rights purchased a total of 4,456,186 shares of our common stock at a price of $2.30 per share, for an aggregate purchase price of approximately $10.2 million.

SHARES AVAILABLE IN THE PUBLIC OFFERING

          A total of 4,456,186 shares of our common stock are available for purchase in the public offering at a price of $2.30 per share.

          The total size of the offering, including the 4,456,186 shares sold in the rights offering and the 4,456,186 shares offered in the public offering, is 8,912,372 shares. If all 4,456,186 shares are sold in the public offering, the total gross proceeds to the Company from the rights offering and the public offering will be approximately $20.5 million.

          The original size of the offering, $41 million and 17,826,086 shares, was selected by the Board of Directors as the size required to be able to offer each existing shareholder the right to buy one share of common stock for each share of common stock owned on the record date in the rights offering at a price of $2.30 per share. The original offering size was in excess of the Company's current capital needs. The Board of Directors did not expect that all shareholders would exercise their rights to purchase shares in the rights offering and did expect that less than all shares offered would be sold in the rights offering.

          The current offering size was determined by the Board of Directors on June 16, 2011. At that time, the Board of Directors met and evaluated the following factors:
•	The successful sale of 4,456,186 shares in the rights offering, for an aggregate purchase price of approximately $10.2 million;
•	The number of written expressions of interest to participate in the public offering received to date;
•	The amount of additional capital required to comply with the Bank's consent order;
•	The amount of capital believed to be needed to fund organic growth of the Bank, provide the ability to absorb possible future losses, and meet the other capital needs of the Company and the Bank; and
•	Potential dilution to existing shareholders, including those who purchased shares in the rights offering, which could result from the sale of a larger number of shares.

          Based on these considerations, the Board of Directors selected a total offering size of $20.5 million, including the approximate $10.2 million of shares sold resulting from the successful completion of the rights offering. Accordingly, 4,456,186 additional shares are offered in the public offering.

          This offering size will permit the Company to allocate shares in the public offering to all potential investors who submitted a written expression of interest on or before June 7, 2011. It will also make shares available to additional interested investors who have not previously expressed an interest to participate in the public offering. If you wish to purchase shares in the public offering, but have not yet submitted to the Company a written expression of interest to participate in the public offering, please contact Jon W. Swets at jswets@macatawabank.com or (616) 494-7645.

          The Company reserves the right to allocate shares in the public offering and decline to sell shares to any potential investor in the public offering in its discretion and for any reason.

CAPITALIZATION

          The following table sets forth our consolidated capitalization as of March 31, 2011 and our pro forma consolidated capitalization after giving effect to the receipt of net proceeds from the offerings. The "Maximum Participation Scenario" includes 4,456,186 shares sold in the rights offering and assumes that all of the shares offered in the public offering are sold. The "Minimum Participation Scenario" includes 4,456,186 shares sold in the rights offering and assumes that 50% of the shares offered in the public offering are sold. We are unable to predict the actual level of participation in the public offering. There is no assurance that we will achieve the Maximum Participation Scenario.

          The following unaudited information should be read in conjunction with our unaudited consolidated financial statements for the three months ended March 31, 2011, and related notes, included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, and our audited consolidated financial statements for the year ended December 31, 2010, and related notes, included in our Annual Report on Form 10-K for the year ended December 31, 2010, which reports are incorporated by reference into the prospectus. See "Incorporation of Certain Information by Reference" on page 54 of the prospectus.

MAXIMUM PARTICIPATION SCENARIO
	As of March 31,
	2011
	Actual	As Adjusted
	(Unaudited)
	(Dollars in thousands)
Shareholders' Equity:
Preferred stock, no par value, 500,000 shares authorized; Series A Noncumulative Convertible Perpetual Preferred Stock	$30,604	$30,604
Series B Noncumulative Convertible Perpetual Preferred Stock	2,560	2,560
Common stock, no par value, 200,000,000 shares authorized	167,338	187,836
Retained deficit	(131,363)	(131,363)
Accumulated other comprehensive income (loss)	14	14
Total shareholders' equity	$69,153	$89,651
Book value per common share	$2.04	$2.12

MINIMUM PARTICIPATION SCENARIO
	As of March 31,
	2011
	Actual	As Adjusted
	(Unaudited)
	(Dollars in thousands)
Shareholders' Equity:
Preferred stock, no par value, 500,000 shares authorized; Series A Noncumulative Convertible Perpetual Preferred Stock	$30,604	$30,604
Series B Noncumulative Convertible Perpetual Preferred Stock	2,560	2,560
Common stock, no par value, 200,000,000 shares authorized	167,338	182,712
Retained deficit	(131,363)	(131,363)
Accumulated other comprehensive income (loss)	14	14
Total shareholders' equity	$69,153	$84,527
Book value per common share	$2.04	$2.11

          As of March 31, 2011, the Bank's regulatory capital ratios were:
	Tier 1 Leverage Capital to Average Assets	Tier 1 Capital to Risk Weighted Assets	Total Capital to Risk Weighted Assets
Bank's Ratios	7.1%	9.1%	10.4%
Regulatory standard to be categorized "Well-Capitalized"(1)	5.0%	6.0%	10.0%
Required by Consent Order	8.0%	n/a	11.0%

          Under the alternative scenarios described above, and assuming $19.0 million and $14.0 million of the proceeds of the offerings are contributed to the Bank's capital to increase the Bank's regulatory capital ratios under the Maximum Participation Scenario and the Minimum Participation Scenario, respectively, the Bank's pro forma regulatory capital ratios, as of March 31, 2011, would have been:

MAXIMUM PARTICIPATION SCENARIO
$19.0 MILLION CONTRIBUTED TO THE BANK
	Tier 1 Leverage Capital to Average Assets	Tier 1 Capital to Risk Weighted Assets	Total Capital to Risk Weighted Assets
Bank's Pro Forma Ratios	8.2%	10.7%	11.9%
Regulatory standard to be categorized "Well-Capitalized"(1)	5.0%	6.0%	10.0%
Required by Consent Order	8.0%	n/a	11.0%

MINIMUM PARTICIPATION SCENARIO
$14.0 MILLION CONTRIBUTED TO THE BANK
	Tier 1 Leverage Capital to Average Assets	Tier 1 Capital to Risk Weighted Assets	Total Capital to Risk Weighted Assets
Bank's Pro Forma Ratios	7.9%	10.3%	11.5%
Regulatory standard to be categorized "Well-Capitalized"(1)	5.0%	6.0%	10.0%
Required by Consent Order	8.0%	n/a	11.0%
______________________
(1) Because it is subject to the Consent Order, the Bank cannot be categorized as "well-capitalized" even if it exceeds these levels.

EXPIRATION DATE OF PUBLIC OFFERING

          The Board of Directors has extended the expiration date of the public offering until 5:00 p.m., Eastern Time, on June 27, 2011, unless the expiration date is extended in our discretion.

HOW TO PURCHASE THE SHARES ALLOCATED TO YOU IN THE PUBLIC OFFERING

          To purchase the shares allocated to you in the public offering, you must do the following. You must act promptly.
•	Review this prospectus supplement carefully.

•	Review the enclosed subscription agreement.

•	If, after carefully reviewing these two documents and the prospectus previously delivered to you, you wish to purchase shares of our common stock, you should:

°	Complete and sign the subscription agreement;

°	Make payment by wire transfer or check payable to Macatawa Bank Corporation in an amount equal to $2.30 multiplied by the number of shares you are purchasing; and

°	Return the completed subscription agreement and payment to Macatawa Bank Corporation not later than 5:00 p.m., Eastern Time, on June 27, 2011.

•

If shares have been allocated to you because you previously provided an expression of interest to participate in the public offering, then you should return the completed subscription agreement and payment to Macatawa Bank Corporation not later than 5:00 p.m., Eastern Time, on June 23, 2011. Although we may continue to accept your completed subscription agreement and payment until not later than 5:00 p.m., Eastern Time, on June 27, 2011, we may, in our discretion, re-allocate your shares to other purchasers if we do not receive your subscription agreement and payment before 5:00 p.m., Eastern Time, on June 23, 2011.

          Completed subscription agreements and checks for payment of the purchase price should be sent to:

Macatawa Bank Corporation
10753 Macatawa Drive
Holland, Michigan 49424
Attn:  Jon W. Swets

          If you prefer wire transfer payment of your purchase price, instructions are:
Receiver Bank Name:	Macatawa Bank Holland, Michigan
Receiver Bank ABA:	072413845
Receiver Account Name:	Macatawa Bank Corporation
Receiver Account Number:	1200-030-9
Explanation:	Please provide the serial number on the top of the enclosed subscription agreement.

          If you wish to purchase shares in the public offering through a brokerage, retirement or other account, you should contact your broker or account administrator to instruct them to make the purchase for your account. Macatawa Bank Corporation is not responsible for you being able to participate in the offering through your brokerage, retirement or other account. You will be responsible for any charges or fees imposed by your broker or account administrator.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

          The following documents filed by us with the SEC are incorporated by reference into this prospectus supplement in addition to those documents incorporated by reference in the prospectus. See "Incorporation of Certain Information by Reference" beginning on page 54 of the prospectus. You should carefully read and consider all of these documents before making an investment decision.
•	Current Report on Form 8-K dated June 16, 2011;

•	Current Report on Form 8-K dated June 9, 2011;

•	Current Report on Form 8-K filed on May 23, 2011; and

•	Current Report on Form 8-K filed on May 11, 2011.

          Upon written or oral request, Macatawa will provide without charge to each person, including any beneficial owner to whom this prospectus supplement or the prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus supplement and the prospectus.  If you would like to obtain this information from Macatawa, please direct your request, either in writing or by telephone, to the Secretary, Macatawa Bank Corporation, 10753 Macatawa Drive, Holland, Michigan 49424, telephone number (616) 820-1444. Our SEC filings are also available to the public in the "Investor Relations" section of our website, www.macatawabank.com.